UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
COMMISSION FILE NUMBER 1-4171
THE KELLOGG COMPANY SAVINGS AND INVESTMENT PLAN
(Full Title of the Plan)
KELLOGG COMPANY
(Name of Issuer)
ONE KELLOGG SQUARE
BATTLE CREEK, MICHIGAN 49016-3599
(Principal Executive Office)

Kellogg Company
Savings and Investment Plan

Index	Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statement of Net Assets Available for Benefits as of December 31, 2005 and 2004	2

Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004	3

Notes to Financial Statements	4-8

Supplemental Schedules

Schedule I: Schedule of Assets (Held at End of Year) as of December 31, 2005	9

Schedule II: Schedule of Nonexempt Transactions for the Year Ended December 31, 2005	10

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Exhibits
Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
Kellogg Company Savings and Investment Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Kellogg Company Savings and Investment Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Battle Creek, Michigan
June 16, 2006

Kellogg Company
Savings and Investment Plan
Statement of Net Assets Available for Benefits
as of December 31, 2005 and 2004

	2005	2004
Assets
Plan’s interest in Master Trust (Note 5)	$835,829,549	$789,781,436
Loans to participants	12,725,597	11,301,435

Total assets	848,555,146	801,082,871

Liabilities
Accrued investment services fees	132,203	113,747
Accrued administrative service fees	145,066	232,346

Total liabilities	277,269	346,093

Net assets available for benefits	$848,277,877	$800,736,778

The accompanying notes are an integral part of these financial statements.

Kellogg Company
Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
for the Years Ended December 31, 2005 and 2004

	2005	2004

Contributions
Employer	$17,218,511	$15,464,893
Employee	43,917,820	39,769,106
Rollovers from other qualified plans	4,598,845	2,660,045

Total contributions	65,735,176	57,894,044

Earnings on Investments
Plan’s interest in income of Master Trust (Note 5)	44,261,235	66,345,543
Interest income	622,935	583,079
Redemption fees	(26,929)	(7,410)

Total earnings on investments, net	44,857,241	66,921,212

Participant withdrawals	(63,478,066)	(50,709,163)
Trustee fees	(155,021)	(187,695)
Administrative fees	(838,677)	(1,095,385)
Transfers to/from prior trustees (Note 1)	1,420,446	2,395,447

Net increase	47,541,099	75,218,460

Net assets available for benefits
Beginning of year	800,736,778	725,518,318

End of year	$848,277,877	$800,736,778

The accompanying notes are an integral part of these financial statements.

Kellogg Company
Savings and Investment Plan
Notes to Financial Statements
December 31, 2005 and 2004 and
for the Years Ended December 31, 2005 and 2004

1.	Summary of Significant Accounting Policies

Basis of Accounting

The Kellogg Company Savings and Investment Plan (the “Plan”) operates as a qualified defined contribution plan and was established under Section 401(k) of the Internal Revenue Code. The accounts of the Plan are maintained on the accrual basis. Expenses of administration are paid by the Plan.

Plan Mergers

On March 1, 2005 the Mountaintop Baking 401(k) Retirement Savings Plan merged with the Plan. Plan assets of $1,420,446 consisting primarily of participant investment balances were transferred to the Plan on March 1, 2005. As of March 1, 2005 union participants of the Mountaintop Baking 401(k) Retirement Savings Plan were eligible to participate in the Plan subject to the same provisions as the Mountaintop Baking 401(k) Retirement Savings Plan. As of January 1, 2005 non-union participants of the Mountaintop Baking 401(k) Retirement Savings Plan were eligible to participate in the Plan subject to the same provisions of other salaried and non-union hourly participants in the Plan.

On January 1, 2004 the Keebler Company Local 184-L 401(k) Plan and Trust merged with the Plan. Plan assets of $2,395,447 consisting primarily of participant investment balances were transferred to the Plan on January 1, 2004. As of January 1, 2004 participants of the Keebler Company Local 184-L 401(k) Plan and Trust were eligible to participate in the Plan subject to the same provisions as the Keebler Company Local 184-L 401(k) Plan and Trust.

Investments

All investments are reported at current quoted market values except for guaranteed insurance contracts, which are reported at contract value and represent contributions made plus interest at the contract rate. These contracts are maintained in the Stable Value Fund of the Kellogg Company Master Trust.

The Plan presents in the statement of changes in net assets available for benefits the Plan’s interest in income of Master Trust, which consists primarily of the realized gains or losses on the fair value of the Master Trust investments and the unrealized appreciation (depreciation) on those investments.

Allocation of Net Investment Income to Participants

Net investment income is allocated to participant accounts daily, in proportion to their respective ownership on that day.

Risks and Uncertainties

The Plan provides for various investment options in several investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible the changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Kellogg Company
Savings and Investment Plan
Notes to Financial Statements
December 31, 2005 and 2004 and
for the Years Ended December 31, 2005 and 2004

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
2.	Provisions of the Plan

The following description of the Plan is provided for general information purposes only. Participants should refer to the plan document for a more comprehensive description of the Plan’s provisions.

Plan Administration

The Plan is administered by the ERISA Finance Committee and the ERISA Administrative Committee appointed by Kellogg Company.

Redemption Fees

Effective August 16, 2004 the Plan began charging a 2 percent redemption fee for transfers and/or reallocations of units that have been in a fund for less than five business days. Fees collected are used to help offset trustee expenses.

Plan Participation

Generally, all salaried employees and non-union hourly employees of Kellogg Company and its U.S. subsidiaries, employees of the Company’s Worthington Foods subsidiary covered by a collective bargaining agreement, employees of the Company’s Cary Bakery facility covered by a collective bargaining agreement, employees of the Company’s Keebler subsidiary covered by a collective bargaining agreement and employees of the Company’s Mountaintop Baking facility covered by a collective bargaining agreement and non-union hourly employees are eligible to participate in the Plan.

Subject to limitations prescribed by the Internal Revenue Service, participants may elect to contribute from 1 percent to 50 percent of their annual wages. Participants were eligible to defer $14,000 in 2005 and $13,000 in 2004. Employee contributions are matched by Kellogg Company at a 100% rate on the first 3 percent and a 50 percent rate on the next 2 percent with 12.5 percent of the Company match restricted for investment in the Kellogg Company stock fund, except for employees of certain Company facilities covered by a collective bargaining agreement. Please refer to the Plan document for additional information. Employees may contribute to the Plan from their date of hire; however, the monthly contributions are not matched by the Company until the participant has completed one year of service.

Participants of the Plan may elect to invest the contributions to their accounts as well as their account balances in various equity, bond, fixed income or Kellogg Company stock funds or a combination thereof in multiples of one percent.

Vesting

Participant account balances are fully vested.

Kellogg Company
Savings and Investment Plan
Notes to Financial Statements
December 31, 2005 and 2004 and
for the Years Ended December 31, 2005 and 2004

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have only one loan outstanding at any time. Loan transactions are treated as transfers between the Loan fund and the other funds. Loan terms range from 12 to 60 months, except for principal residence loans, which must be repaid within 15 years (or 180 months). Interest is paid at a constant rate equal to one percent over the prime rate in the month the loan begins. Principal and interest are paid ratably through monthly payroll deductions. Loans that are considered to be uncollectible at year end result in the outstanding principal being considered a hardship withdrawal from the participant’s plan account.
Participant Distributions
Participants may request an in-service withdrawal of all or a portion of certain types of contributions under standard in-service withdrawal rules. The withdrawal of any participant contributions which were not previously subject to income tax is restricted by Internal Revenue Service regulations.
Participants who terminate employment before retirement, by reasons other than death or disability, may remain in the Plan or receive payment of their account balances in a lump sum. If the account balance is $1,000 or less, the terminated participant will receive the account balance in a lump sum.
Participants are eligible to retire from the Company at age 62, upon reaching 55 with 20 years of service, or after 30 years of service. Upon retirement, disability, or death, a participant’s account balance may be received in a lump sum or installment payments.
Termination
While the Company has expressed no intentions to do so, the Plan may be terminated at any time.
3.	Income Tax Status

The Plan administrator has received a favorable letter from the Internal Revenue Service dated March 18, 2004 regarding the Plan’s qualification under applicable income tax regulations. The Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

4.	Nonexempt Transaction

At the time of the Mountaintop Baking 401(k) Retirement Savings Plan merger certain employee loan repayments were not remitted by the statutory deadline. All delinquent employee contribution withholdings and loan repayments were corrected on November 30, 2005.

Kellogg Company
Savings and Investment Plan
Notes to Financial Statements
December 31, 2005 and 2004 and
for the Years Ended December 31, 2005 and 2004

5.	Kellogg Company Master Trust
The Plan has an undivided interest in the net assets held in the Kellogg Company Master Trust in which interests are determined on the basis of cumulative funds specifically contributed on behalf of the Plan adjusted for an allocation of income. Such income allocation is based on the Plan’s funds available for investment during the year.
Kellogg Company Master Trust net assets at December 31, 2005 and 2004 and the changes in net assets for the years ended December 31, 2005 and December 31, 2004 are as follows:
Kellogg Company Master Trust
Schedule of Net Assets of Master Trust Investment Accounts

	2005	2004
Cash/equivalents
Interest bearing cash	$13,672,373	$15,615,882

Total cash/equivalents	13,672,373	15,615,882

Receivables	893,621	1,116,271

General Investments
Long Term U.S. Govt. Securities	17,245,904	15,322,171
Short Term U.S. Govt. Securities	16,279,545	9,591,890
Corporate Debt — Long-Term	8,198,000	12,813,238
Corporate Debt — Short-Term	8,960,891	6,537,040
Corporate Stocks — Kellogg Company Common Stock	127,144,034	113,775,950
Commingled Funds	200,780,541	212,891,676
Shares of Registered Investment Company	317,499,870	282,032,008
Guaranteed Insurance Contracts	633,675,888	634,279,171
Long Term Government Bonds — International	836,553	1,575,196
Short Term Government Bonds — International	2,082,500	1,629,354
Short Term International Corporate Bonds	716,700	—

Total general investments	1,333,420,426	1,290,447,694

Total investments	1,347,986,420	1,307,179,847

Payables
Other payables	(356,673)	(175,924)
Unsettled Trades	(589,880)	—

Total liabilities	(946,553)	(175,924)

Net Assets	$1,347,039,867	$1,307,003,923

Percentage interest held by the Plan	62.0%	60.4%

Kellogg Company
Savings and Investment Plan
Notes to Financial Statements
December 31, 2005 and 2004 and
for the Years Ended December 31, 2005 and 2004

Kellogg Company Master Trust
Schedule of Changes in Net Assets of Master Trust Investment Accounts

	2005	2004

Transfer of assets from Keebler Company Local 184-L 401(k) Plan	$—	$2,395,447
Transfer of assets from Mountain Top 401(k) Plan	1,420,446	—
Earnings on investments
Interest	31,565,638	30,552,802
Dividends	7,598,087	6,366,300
Net realized gain (loss)
Kellogg Company Common Stock	5,252,512	11,044,446
Commingled Funds	6,640,105	6,076,947
Corporate Debt — Short Term	17,462	(72,165)
Corporate Debt — Long Term	4,875	(34,712)
US Govt. Securities — Short Term	(133,374)	(149,346)
US Govt. Securities — Long Term	54,678	73,635
International Bond — Short Term	(35,071)	(17,903)
International Bond — Long Term	(1,165)	(7,706)
Shares of Registered Investment Co.	27,772,797	17,980,537

Net realized gain	39,572,819	34,893,733
Total additions	80,156,990	74,208,282

Net transfer of assets out of investment account	(26,515,304)	(20,477,691)
Fees and commissions	(599,986)	(597,515)

Total distributions	(27,115,290)	(21,075,206)
Change in unrealized appreciation (depreciation):
Kellogg Company Common Stock	(9,157,055)	3,571,974
Commingled Funds	2,724,158	15,082,158
Corporate Debt — Short Term	(330,761)	3,115
Corporate Debt — Long Term	(117,444)	(213,582)
US Govt. Securities — Short Term	(288,436)	56,750
US Govt. Securities — Long Term	(165,279)	(295,908)
International Bond — Long Term	(7,866)	(67,929)
Shares of Registered Investment Co.	(5,558,416)	13,640,436
International Bond — Short Term	(104,657)	—

Changes in unrealized appreciation	(13,005,756)	31,777,014

Net change in assets	40,035,944	84,910,090
Net assets
Beginning of year	1,307,003,923	1,222,093,833

End of year	$1,347,039,867	$1,307,003,923

Kellogg Company
Savings and Investment Plan
Schedule of Assets (Held of End Year)

for the Year Ended December 31, 2005	Schedule I

(a)	(b)	(c)	(e)
Description of Investment Including Maturity
	Identity of Issue, Borrower, Lessor	Date, Rate of Interest, Collateral, Par or
	or Similar Party	Maturity Value	Current Value

	Loans to participants (interest rate		$12,725,597
of 4.00% to 10.75%)

Kellogg Company Savings and Investment Plan

Schedule of Nonexempt Transactions for the Year Ended December 31, 2005	Schedule II

(a)	(b)		(d)	(e)	(f)	(g)	(h)	(i)	(j)
		Description of Transactions				Expense			Net Gain or
	Relationship to Plan	Including Maturity Date,				Incurred in		Current	(Loss) on
Identity of Party	Employer, or Other	Rate of Interest, Collateral,	Purchase	Selling	Lease	Connection with	Cost of	Value	Each
Involved	Party-in-Interest	Par or Maturity Value	Price	Price	Rental	Transaction	Assets	of Assets	Transactions

Kellogg USA	Plan sponsor	Participant loan repayments were not funded by the 15th business day of the month following payroll withholdings.					$4,818	$4,947	$129

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2006	The Kellogg Company Savings and Investment Plan

	By	/s/ Jeffrey M. Boromisa Jeffrey M. Boromisa
Senior Vice President and Chief Financial Officer
Kellogg Company

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
EX-23	Consent of Independent Registered Public Accounting Firm